                                                  ------------------------------
                                                           OMB  APPROVAL
                                                  ------------------------------
                                                  OMB  Number 3235-0145
                                                  Expires: October 31, 2002
                                                  Estimated  average  burden
                                                  hours  per  response 14.9
                                                  ------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)




                                CAREER WORTH, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, par value $0.001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   141682 302
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Richard Mata
                                General  Counsel
                          Senior Care Industries, Inc.
                             410 Broadway, 2nd Floor
                             Laguna Beach, CA 92651
                                 (949) 376-3125
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   April 25, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b)
                for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 5 Pages)

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP  No.  141682 302                13D                   Page  2 of 5 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Senior Care Industries, Inc.
68-0221599
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America, State of Nevada
--------------------------------------------------------------------------------
7    SOLE VOTING POWER

     4,200,000
--------------------------------------------------------------------------------
8    SHARED VOTING POWER

     0
--------------------------------------------------------------------------------
9    SOLE DISPOSITIVE POWER

     4,200,000
--------------------------------------------------------------------------------
10   SHARED DISPOSITIVE POWER

     0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,200,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [-]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19%
--------------------------------------------------------------------------------
14   TYPE  OF  REPORTING  PERSON*

OO
------------------------------------------------------------------------------
                     *SEE  INSTRUCTIONS  BEFORE  FILLING  OUT!

CUSIP  No.  141682 302                13D                   Page  3 of 5 Pages
--------------------------------------------------------------------------------
Item  1.  Security  and  Issuer.

Common Stock, par value $0.001, of Career Worth, Inc., a Nevada
--------------------------------------------------------------------------------
Item  2.  Identity  and  Background.

On April 25, 2002, Senior Care Industries, Inc. obtained 4,200,000 shares of the issuer pursuant to an agreement transferring certain assets of Senior Care to the issuer in lieu of payment of cash.

     (a)  Name:    Senior Care Industries, Inc.            4,200,000 shares

     (b)  Business Address: 410 Broadway, 2nd Floor
                            Laguna Beach, CA 92651

     (c)  Principal Occupation: Development of housing for seniors.

     (d) During the last five years, Senior Care Industries, Inc. has not been convicted in a criminal proceeding.

     (e) During the last 5 years, Senior Care Industries, Inc. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such law.

     (f)  Citizenship:  United  States of America, State of Nevada

--------------------------------------------------------------------------------
Item  3.  Source and Amount of Funds or Other Consideration.

These securities were transferred pursuant to a purchase and sale agreement for stock of corporations whose sole assets are real property.
--------------------------------------------------------------------------------
Item  4.  Purpose of Transaction.

See above.
--------------------------------------------------------------------------------
Item  5.  Interest in Securities of the Issuer.

Senior Care Industries, Inc. is the owner of approximately 19% of the outstanding shares of Career Worth as of the date of the sale which was on April 25, 2002.
--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Purchase and Sale Agreements for the sale of all of the stock of two corporations, to wit, Friendly Bear Plaza, Inc., a Nevada corporation, and P/R Business, Inc., a Nevada corporation, whose sole assets are interests in real property.
--------------------------------------------------------------------------------
Item  7.  Material to be Filed as Exhibits.

A Report of Form 8-K was filed on May 2, 2002 by Senior Care Industries, Inc., CIK No. 0001095175, to which were attached the contracts under the terms of which Senior Care sold to Career Worth all of Senior Care's interest in Friendly Bear Plaza, Inc., a Nevada corporation and P/R Business, Inc., a Nevada corporation, a copy of which said Form 8-K is incorporated herein by reference together with all of the exhibits attached thereto.
--------------------------------------------------------------------------------

CUSIP  No.  141682 302                13D                   Page 5 of 5 Pages
------------------------------------------------------------------------------

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                      May 2, 2002
                                        ----------------------------------------
                                                         (Date)


                                               /s/ Mervyn A. Phelan, Sr.
                                        ----------------------------------------
                                                       (Signature)


                                               Chief Executive Officer
                                            Senior Care Industries, Inc.
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).